Unaudited Interim Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the three and six months ended June 30, 2021 and 2020

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Operations

(thousands of U.S. dollars, except per share amounts)	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Revenue
Regulated electricity distribution	$280,284	$163,599	$614,617	$344,298
Regulated gas distribution	93,104	78,643	292,101	263,237
Regulated water reclamation and distribution	58,042	34,883	112,592	62,722
Non-regulated energy sales	77,890	59,924	108,673	126,235
Other revenue	18,203	6,589	34,082	12,047
	527,523	343,638	1,162,065	808,539
Expenses
Operating expenses	169,978	122,938	351,139	249,672
Regulated electricity purchased	118,892	42,815	288,291	100,048
Regulated gas purchased	26,105	19,307	99,486	82,920
Regulated water purchased	3,406	3,236	6,148	5,487
Non-regulated energy purchased	6,061	2,741	13,989	6,745
Administrative expenses	18,226	17,885	33,765	34,719
Depreciation and amortization	98,161	75,667	195,600	154,547
Loss (gain) on foreign exchange	1,283	(24)	2,145	(4,694)
	442,112	284,565	990,563	629,444
Operating income	85,411	59,073	171,502	179,095
Interest expense	(58,182)	(44,818)	(107,762)	(91,066)
Income from long-term investments (note 6)	60,506	334,809	9,999	172,148
Other net losses (note 16)	(1,813)	(26,940)	(10,197)	(27,830)
Pension and other post-employment non-service costs (note 8)	(3,861)	(3,617)	(7,545)	(6,973)
Gain (loss) on derivative financial instruments (note 21(b)(iv))	(1,354)	1,389	(265)	1,446
Earnings before income taxes	80,707	319,896	55,732	226,820
Income tax recovery (expense) (note 15)
Current	(3,864)	(2,022)	(7,239)	(6,109)
Deferred	8,059	(44,896)	33,072	(27,106)
	4,195	(46,918)	25,833	(33,215)
Net earnings	84,902	272,978	81,565	193,605
Net effect of non-controlling interests (note 14)
Non-controlling interests	20,937	16,634	40,902	35,976
Non-controlling interests held by related party	(2,617)	(3,393)	(5,298)	(7,159)
	$18,320	$13,241	$35,604	$28,817
Net earnings attributable to shareholders of Algonquin Power & Utilities Corp.	$103,222	$286,219	$117,169	$222,422
Series A and D Preferred shares dividend (note 12)	2,276	2,017	4,490	4,157
Net earnings attributable to common shareholders of Algonquin Power & Utilities Corp.	$100,946	$284,202	$112,679	$218,265
Basic net earnings per share (note 17)	$0.16	$0.54	$0.19	$0.41
Diluted net earnings per share (note 17)	$0.16	$0.53	$0.18	$0.41
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Comprehensive Income

(thousands of U.S. dollars)	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Net earnings	$84,902	$272,978	$81,565	$193,605
Other comprehensive income (loss) (“OCI”):
Foreign currency translation adjustment, net of tax recovery of $822 and $1,359 (2020 - tax recovery of $2,921 and tax expense of $2,782), respectively (notes 21(b)(iii) and 21(b)(iv))	(2,995)	8,573	(3,268)	(28,057)
Change in fair value of cash flow hedges, net of tax recovery of $12,969 and $10,283 (2020 - tax recovery of $2,302 and $7,389, respectively (note 21(b)(ii))	(31,791)	(6,213)	(24,147)	(20,301)
Change in pension and other post-employment benefits, net of tax expense of $196 and $335 (2020 - tax expense of $22 and tax recovery of $9), respectively (note 8)	545	55	2,165	(21)
OCI, net of tax	(34,241)	2,415	(25,250)	(48,379)
Comprehensive income	50,661	275,393	56,315	145,226
Comprehensive loss attributable to the non-controlling interests	(16,776)	(11,295)	(33,675)	(32,931)
Comprehensive income attributable to shareholders of Algonquin Power & Utilities Corp.	$67,437	$286,688	$89,990	$178,157
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of U.S. dollars)
	June 30, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$203,514	$101,614
Accounts receivable, net (note 4)	324,863	325,887
Fuel and natural gas in storage	24,638	30,567
Supplies and consumables inventory	108,485	104,078
Regulatory assets (note 5)	100,601	63,042
Prepaid expenses	63,547	49,640
Derivative instruments (note 21)	7,280	13,106
Other assets	8,525	7,266
	841,453	695,200
Property, plant and equipment, net	10,905,273	8,241,838
Intangible assets, net	112,041	114,913
Goodwill	1,210,456	1,208,390
Regulatory assets (note 5)	1,014,497	782,429
Long-term investments (note 6)
Investments carried at fair value	1,929,128	1,839,212
Other long-term investments	303,020	214,583
Derivative instruments (note 21)	24,981	39,001
Deferred income taxes	25,957	21,880
Other assets	86,845	66,703
	$16,453,651	$13,224,149
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets (continued)

(thousands of U.S. dollars)
	June 30, 2021	December 31, 2020
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$167,465	$192,160
Accrued liabilities	338,495	369,530
Dividends payable (note 12)	105,306	92,720
Regulatory liabilities (note 5)	34,256	38,483
Long-term debt (note 7)	517,038	139,874
Other long-term liabilities (note 9)	154,161	72,748
Derivative instruments (note 21)	31,954	41,980
Other liabilities	10,052	7,901
	1,358,727	955,396
Long-term debt (note 7)	6,105,325	4,398,596
Regulatory liabilities (note 5)	546,374	563,035
Deferred income taxes	546,159	568,644
Derivative instruments (note 21)	50,801	68,430
Pension and other post-employment benefits obligation	325,704	341,502
Other long-term liabilities (note 9)	547,995	339,181
	9,481,085	7,234,784
Redeemable non-controlling interests
Redeemable non-controlling interest, held by related party (note 13(b))	306,567	306,316
Redeemable non-controlling interests	16,952	20,859
	323,519	327,175
Equity:
Preferred shares	184,299	184,299
Common shares (note 10(a))	5,251,808	4,935,304
Additional paid-in capital	—	60,729
Retained earnings (deficit)	(205,764)	45,753
Accumulated other comprehensive loss (“AOCI”) (note 11)	(56,057)	(22,507)
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	5,174,286	5,203,578
Non-controlling interests
Non-controlling interests	1,422,992	399,487
Non-controlling interest, held by related party (note 13(c))	51,769	59,125
	1,474,761	458,612
Total equity	6,649,047	5,662,190
Commitments and contingencies (note 19)
Subsequent events (notes 6, 10, 13(a) and 19(a))
	$16,453,651	$13,224,149
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity

(thousands of U.S. dollars) For the three months ended June 30, 2021

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, March 31, 2021	$5,092,691	$184,299	$59,631	$(40,330)	$(20,272)	$678,642	$5,954,661
Net earnings (loss)	—	—	—	103,222	—	(18,320)	84,902
Effect of redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(910)	(910)
OCI	—	—	—	—	(35,785)	1,544	(34,241)
Dividends declared and distributions to non-controlling interests	—	—	—	(84,427)	—	(7,166)	(91,593)
Dividends and issuance of shares under dividend reinvestment plan	23,557	—	—	(23,557)	—	—	—
Contributions received from non-controlling interests (note 3(a) and (c))	—	—	—	—	—	820,971	820,971
Common shares issued upon conversion of convertible debentures	16	—	—	—	—	—	16
Common shares issued upon public offering, net of cost	133,801	—	—	—	—	—	133,801
Contract adjustment payments (note 7(a))	—	—	(62,240)	(160,138)	—	—	(222,378)
Common shares issued under employee share purchase plan	1,256	—	—	—	—	—	1,256
Share-based compensation	—	—	3,513	—	—	—	3,513
Common shares issued pursuant to share-based awards	487	—	(904)	(534)	—	—	(951)
Balance, June 30, 2021	$5,251,808	$184,299	$—	$(205,764)	$(56,057)	$1,474,761	$6,649,047
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity

(thousands of U.S. dollars) For the three months ended June 30, 2020

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, March 31, 2020	$4,050,902	$184,299	$41,332	$(521,314)	$(54,495)	$503,344	$4,204,068
Net earnings (loss)	—	—	—	286,219	—	(13,241)	272,978
Redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(1,637)	(1,637)
OCI	—	—	—	—	469	1,946	2,415
Dividends declared and distributions to non-controlling interests	—	—	—	(76,992)	—	(7,151)	(84,143)
Dividends and issuance of shares under dividend reinvestment plan	8,871	—	—	(8,871)	—	—	—
Common shares issued upon conversion of convertible debentures	118,300	—	—	—	—	—	118,300
Issuance of common shares under employee share purchase plan	1,165	—	—	—	—	—	1,165
Share-based compensation	—	—	11,056	—	—	—	11,056
Common shares issued pursuant to share-based awards	2,127	—	(554)	(2,446)	—	—	(873)
Balance, June 30, 2020	$4,181,365	$184,299	$51,834	$(323,404)	$(54,026)	$483,261	$4,523,329
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity

(thousands of U.S. dollars) For the six months ended June 30, 2021

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Retained earnings (deficit)	AOCI	Non- controlling interests	Total
Balance, December 31, 2020	$4,935,304	$184,299	$60,729	$45,753	$(22,507)	$458,612	$5,662,190
Net earnings (loss)	—	—	—	117,169	—	(35,604)	81,565
Effect of redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(1,873)	(1,873)
OCI	—	—	—	—	(27,179)	1,929	(25,250)
Dividends declared and distributions to non-controlling interests	—	—	—	(158,604)	—	(13,367)	(171,971)
Dividends and issuance of shares under dividend reinvestment plan	46,208	—	—	(46,208)	—	—	—
Contributions received from non-controlling interests (note 3)	—	—	6,919	—	(6,371)	1,035,923	1,036,471
Common shares issued upon conversion of convertible debentures	16	—	—	—	—	—	16
Common shares issued upon public offering, net of cost	261,228	—	—	—	—	—	261,228
Contract adjustment payments (note 7(a))	—	—	(62,240)	(160,138)	—	—	(222,378)
Common shares issued under employee share purchase plan	2,572	—	—	—	—	—	2,572
Share-based compensation	—	—	5,074	—	—	—	5,074
Common shares issued pursuant to share-based awards	6,480	—	(10,482)	(3,736)	—	—	(7,738)
Non-controlling interest assumed on asset acquisition (note 3(a))	—	—	—	—	—	29,141	29,141
Balance, June 30, 2021	$5,251,808	$184,299	$—	$(205,764)	$(56,057)	$1,474,761	$6,649,047
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity

(thousands of U.S. dollars) For the six months ended June 30, 2020

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2019	$4,017,044	$184,299	$50,579	$(367,107)	$(9,761)	$531,541	$4,406,595
Net earnings (loss)	—	—	—	222,422	—	(28,817)	193,605
Redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(3,684)	(3,684)
OCI	—	—	—	—	(44,265)	(4,114)	(48,379)
Dividends declared and distributions to non-controlling interests	—	—	—	(136,811)	—	(15,036)	(151,847)
Dividends and issuance of shares under dividend reinvestment plan	25,822	—	—	(25,822)	—	—	—
Contributions received from non-controlling interests	—	—	—	—	—	3,371	3,371
Common shares issued upon conversion of convertible debentures	12	—	—	—	—	—	12
Common shares issued upon public offering, net of cost	118,300	—	—	—	—	—	118,300
Issuance of common shares under employee share purchase plan	1,958	—	—	—	—	—	1,958
Share-based compensation	—	—	12,509	—	—	—	12,509
Common shares issued pursuant to share-based awards	18,229	—	(11,254)	(16,086)	—	—	(9,111)
Balance, June 30, 2020	$4,181,365	$184,299	$51,834	$(323,404)	$(54,026)	$483,261	$4,523,329
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Cash Flows

(thousands of U.S. dollars)	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Cash provided by (used in):
Operating Activities
Net earnings	$84,902	$272,978	$81,565	$193,605
Adjustments and items not affecting cash:
Depreciation and amortization	98,161	75,667	195,600	154,547
Deferred taxes	(8,059)	44,896	(33,072)	27,106
Unrealized loss (gain) on derivative financial instruments	1,141	(1,940)	198	(2,179)
Share-based compensation expense	3,189	9,997	4,386	11,640
Cost of equity funds used for construction purposes	(140)	(1,036)	(131)	(2,037)
Change in value of investments carried at fair value	(27,342)	(309,725)	44,402	(118,967)
Pension and post-employment expense in excess of (lower than) contributions	(2,390)	(1,599)	(6,048)	2,784
Distributions received from equity investments, net of income	1,374	1,258	6,911	2,072
Others	4,282	(131)	6,300	(2,141)
Net change in non-cash operating items (note 20)	(51,829)	52,569	(440,346)	(56,629)
	103,289	142,934	(140,235)	209,801
Financing Activities
Increase in long-term debt	4,405,745	603,925	6,928,966	1,336,655
Repayments of long-term debt	(4,790,743)	(688,219)	(6,537,824)	(1,073,168)
Issuance of common shares, net of costs	137,941	119,492	266,684	120,257
Cash dividends on common shares	(70,769)	(65,236)	(140,777)	(122,568)
Dividends on preferred shares	(2,276)	(2,017)	(4,490)	(4,157)
Contributions from non-controlling interests and redeemable non-controlling interests (note 3(a) and (c))	698,011	2,649	908,684	2,649
Production-based cash contributions from non-controlling interest	—	—	4,832	3,371
Distributions to non-controlling interests, related party (note 13(b) and (c))	(6,976)	(8,405)	(13,958)	(15,912)
Distributions to non-controlling interests	(2,910)	(3,148)	(3,998)	(7,225)
Payments upon settlement of derivatives	—	—	(33,782)	—
Shares surrendered to fund withholding taxes on exercised share options	(4,243)	(4,644)	(5,052)	(4,644)
Increase in other long-term liabilities	239,771	4,801	278,645	7,201
Decrease in other long-term liabilities	(2,812)	(3,054)	(3,304)	(5,026)
	600,739	(43,856)	1,644,626	237,433
Investing Activities
Additions to property, plant and equipment and intangible assets	(407,743)	(186,407)	(703,132)	(342,309)
Increase in long-term investments	(201,179)	(44,078)	(668,385)	(105,167)
Acquisitions of operating entities	—	(7,285)	—	(3,051)
Increase in other assets	(27,405)	(2,398)	(27,852)	(7,764)
Receipt of principal on development loans receivable	—	1,239	—	10,954
Proceeds from sale of long-lived assets	—	—	4,344	415
	(636,327)	(238,929)	(1,395,025)	(446,922)
Effect of exchange rate differences on cash and restricted cash	477	2,730	527	(1,750)
Increase (decrease) in cash, cash equivalents and restricted cash	68,178	(137,121)	109,893	(1,438)
Cash, cash equivalents and restricted cash, beginning of period	171,733	222,955	130,018	87,272
Cash, cash equivalents and restricted cash, end of period	$239,911	$85,834	$239,911	$85,834

Algonquin Power & Utilities Corp. Unaudited Interim Consolidated Statements of Cash Flows (continued)

(thousands of U.S. dollars)	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Supplemental disclosure of cash flow information:
Cash paid during the period for interest expense	$55,964	$54,781	$112,325	$99,588
Cash paid during the period for income taxes	$2,660	$877	$1,675	$1,924
Cash received during the period for distributions from equity investments	$35,855	$24,906	$62,641	$50,341
Non-cash financing and investing activities:
Property, plant and equipment acquisitions in accruals	$149,069	$51,634	$149,069	$51,634
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	$25,300	$12,165	$55,260	$46,012
Issuance of common shares upon conversion of convertible debentures	$16	$—	$16	$12
Property, plant and equipment, intangible assets and accrued liabilities in exchange of note receivable	$604	$—	$87,732	$—
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
Algonquin Power & Utilities Corp. (“AQN” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. AQN's operations are organized across two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The Regulated Services Group owns and operates a portfolio of regulated electric, natural gas, water distribution and wastewater collection utility systems and transmission operations in the United States, Bermuda, Chile and Canada; the Renewable Energy Group owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation assets.
1.Significant accounting policies
(a)Basis of preparation
The accompanying unaudited interim consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and follow disclosure required under Regulation S-X provided by the U.S. Securities and Exchange Commission. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments that are of a recurring nature and necessary for a fair presentation of the results of interim operations.
The significant accounting policies applied to these unaudited interim consolidated financial statements of AQN are consistent with those disclosed in the consolidated financial statements of AQN as at and for the year ended December 31, 2020.
(b)Seasonality
AQN's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. Where decoupling mechanisms exist, total volumetric revenue is prescribed by the applicable regulatory authority and is not affected by usage. AQN's different electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather and industry characteristics. During the winter period, natural gas distribution utilities experience higher demand than during the summer period. AQN’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water, which is normally higher during drier and hotter months of the summer. AQN’s hydroelectric energy assets are primarily “run-of-river” and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. For AQN's wind energy assets, wind resources are typically stronger in spring, fall and winter, and weaker in summer. AQN's solar energy assets experience greater insolation in summer, weaker in winter.
(c)Foreign currency translation
AQN’s reporting currency is the U.S. dollar. Within these unaudited interim consolidated financial statements, the Company denotes any amounts denominated in Canadian dollars with “C$”, in Chilean pesos with "CLP", in Chilean Unidad de Fomento with "CLF", and in Bermudian dollars with "BMD" immediately prior to the stated amount.
2.     Recently issued accounting pronouncements
(a)Recently adopted accounting pronouncements
The Financial Accounting Standards Board ("FASB") issued ASU 2020-01, Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 to address the diversity in practice associated with accounting for certain equity securities upon the application or discontinuation of the equity method of accounting and certain scope considerations for forward contracts and purchased options. The adoption of this update did not have an impact on the unaudited interim consolidated financial statements.
The FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes to reduce complexity in the accounting standards generally. The update removed certain exceptions to the general principles of Topic 740, Income Taxes and made certain amendments to improve consistent application of other areas of Topic 740. The adoption of this update did not have an impact on the unaudited interim consolidated financial statements.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
2.     Recently issued accounting pronouncements (continued)
(b)Recently issued accounting guidance not yet adopted
The FASB issued ASU 2021-05, Leases (Topic 842): Lessors — Certain Leases with Variable Lease Payments to address concerns relating to day-one losses for sales-type or direct financing leases with variable payments that do not depend on a reference index or rate. The update amends the lease classification requirements for lessors to align them with past practice under Topic 840, Leases. The amendments in this update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company is currently assessing the impact of this update.
The FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity to address the complexity associated with accounting for certain financial instruments with characteristics of liabilities and equity. The number of accounting models for convertible debt instruments and convertible preferred stock is being reduced and the guidance has been amended for the derivatives scope exception for contracts in an entity's own equity to reduce form-over-substance-based accounting conclusions. The amendments in this update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company is currently assessing the impact of this update.
The FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions to ease the potential burden in accounting for reference rate reform. The amendments apply to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of the reference rate reform. The amendments in this update are effective for all entities as at March 12, 2020 through December 31, 2022. The FASB issued an update to Topic 848 in ASU 2021-01 to clarify that the scope of Topic 848 includes derivatives affected by the discounting transition. The Company is currently assessing the impact of the reference rate reform and this update.
3.Business and assets acquisitions
(a)Acquisition of Mid-West Wind Facilities
In 2019, The Empire District Electric Company ("Empire Electric System"), a wholly owned subsidiary of the Company, entered into purchase agreements to acquire, once completed, three wind farms generating up to 600 MW of wind energy located in Barton, Dade, Lawrence, and Jasper Counties in Missouri, and in Neosho County, Kansas (collectively, the “Mid-West Wind Facilities”).
In November 2019, Liberty Utilities Co., a wholly owned subsidiary of the Company, acquired an interest in the entities that own North Fork Ridge and Kings Point, the two Missouri wind projects and, in partnership with a third-party developer, continued development and construction of such projects until acquisition by the Empire Electric System following completion. The Company accounted for its interest in these two projects using the equity method (note 6(b)).
In November 2019, a tax equity agreement was executed for Neosho Ridge, the Kansas wind project and in December 2020, tax equity agreements were executed for North Fork Ridge and Kings Point. These agreements provide that the Class A partnership units will be owned by third-party tax equity investors who will receive the majority of the tax attributes associated with the Mid-West Wind Facilities. Concurrent with the execution of the tax equity agreements in December 2020, the North Fork Ridge Wind Facility reached commercial operation and the tax equity investors provided initial funding of $29,446. The Kings Point Wind and Neosho Ridge Wind Facilities reached commercial operation in 2021.
The Empire Electric System acquired each of the Mid-West Wind Facilities in 2021 for total consideration to third-party developers of $97,004 and obtained control of the facilities. Subsequent to acquisition, the tax equity investors provided additional funding of $530,880 and third-party construction loans of $789,923 were repaid. The Company accounted for these transactions as asset acquisitions since substantially all of the fair value of gross assets acquired is concentrated in a group of similar identifiable assets.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
3.Business and assets acquisitions (continued)
(a)Acquisition of Mid-West Wind Facilities (continued)
The following table summarizes the allocation of the aggregate assets acquired and liabilities assumed at the acquisition dates.

Mid-West Wind
Working capital	$(28,630)
Property, plant and equipment	1,136,390
Long-term debt	(789,804)
Asset retirement obligation	(27,053)
Deferred tax liability	(2,969)
Other liabilities	(104,129)
Non-controlling interest (tax equity investors)	(29,141)
Total net assets acquired	154,664
Cash and cash equivalents	15,860
Net assets acquired, net of cash and cash equivalents	$138,804
(b)Altavista Solar Facility
Up to April 2021, the Company held a 50% interest in Altavista Solar SponsorCo, LLC, an entity that indirectly owns an 80 MW solar power facility located in Campbell County, Virginia. In April 2021, the Company acquired the remaining 50% interest in Altavista for $6,735 and as a result, obtained control of the facility. Subsequent to acquisition, the third-party construction loan of $122,024 was repaid. The Company accounted for the transaction as an asset acquisition since substantially all of the fair value of gross assets acquired is concentrated in a group of similar identifiable assets.
The following table summarizes the allocation of the assets acquired and liabilities assumed at the acquisition date of the solar facility.

Altavista Solar
Working capital	$870
Property, plant and equipment	138,343
Long-term debt	(122,024)
Deferred tax liability	(421)
Asset retirement obligation	(3,332)
Total net assets acquired	13,436
Cash and cash equivalents	33
Net assets acquired, net of cash and cash equivalents	$13,403
(c)Maverick Creek Wind Facility and Sugar Creek Wind Facility
Up to January 2021, the Company held 50% equity interests in Maverick Creek Wind SponsorCo, LLC and AAGES Sugar Creek Wind, LLC (note 6). The two entities indirectly own 492 MW and 202 MW wind development projects in the state of Texas and Illinois ("Maverick Creek Wind Facility" and "Sugar Creek Wind Facility"), respectively. In January 2021, the Company acquired the remaining 50% interests in Maverick Creek Wind SponsorCo, LLC and AAGES Sugar Creek Wind, LLC for $43,797 and obtained control of the facilities. A portion of the consideration in an amount of $18,641 was withheld and remains payable as at June 30, 2021. The Company accounted for the transactions as asset acquisitions since substantially all of the fair value of gross assets acquired is concentrated in a group of similar identifiable assets.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
3.Business and assets acquisitions (continued)
(c) Maverick Creek Wind Facility and Sugar Creek Wind Facility (continued)
The following table summarizes the allocation of the assets acquired and liabilities assumed at the acquisition date of the two wind facilities. The existing loans between the Company and the partnerships of $87,035 were treated as additional consideration incurred to acquire the partnerships.

Maverick Creek and Sugar Creek
Working capital	$(15,557)
Property, plant and equipment	1,068,708
Long-term debt	(855,409)
Asset retirement obligation	(23,402)
Deferred tax liability	(6,431)
Derivative instruments	7,575
Total net assets acquired	175,484
Cash and cash equivalents	4,241
Net assets acquired, net of cash and cash equivalents	$171,243
Tax equity investors provided funding of $73,957 and $380,829 to the Sugar Creek Wind Facility and Maverick Creek Wind Facility, respectively, during the six months ended June 30, 2021 and third-party construction loans of $284,829 and $570,580, respectively, were repaid subsequent to the acquisition of the remaining 50% interests in the facilities.
(d)Acquisition of Empresa de Servicios Sanitarios de Los Lagos S.A.
The Company completed the acquisition of 94% of the outstanding shares of Empresa de Servicios Sanitarios de Los Lagos S.A. ("ESSAL") in October 2020 for a total purchase price of $162,086. During the six months ended June 30, 2021, adjustments were made to the fair value of accruals and long-term debt, resulting in a net increase of $3,183 (CLP2,534,109), net of tax, and increase in goodwill by the same amount.
In January 2021, the Company sold a 32% interest in Eco Acquisitionco SpA, the holding company through which AQN's interest in ESSAL is held, to a third party for consideration of $51,750. This represents an interest of 30% in the aggregate interest in ESSAL, which was reflected by a corresponding increase in non-controlling interest. This transaction resulted in no gain or loss. Following this transaction, AQN owns approximately 64% of the outstanding shares of ESSAL and continues to consolidate ESSAL's operations.
4.Accounts receivable
Accounts receivable as at June 30, 2021 include unbilled revenue of $68,672 (December 31, 2020 - $91,538) from the Company’s regulated utilities. Accounts receivable as at June 30, 2021 are presented net of allowance for doubtful accounts of $29,031 (December 31, 2020 - $29,506).
5.Regulatory matters
The operating companies within the Regulated Services Group are subject to regulation by the respective authorities of the jurisdictions in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. Except for ESSAL, these utilities operate under cost-of-service regulation as administered by these authorities. The Company’s regulated utility operating companies are accounted for under the principles of ASC 980, Regulated Operations. Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate setting process.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Regulatory matters (continued)
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the unaudited interim consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period.

Utility	State, province or country	Regulatory proceeding type	Details
BELCO	Bermuda	General rate review
On May 7, 2021, the regulator issued a final decision, approving a weighted average cost of capital ("WACC") of 7.5% and authorizing $211,432 in revenue with $13,426 in deferred revenue to be collected over 5 years at a minimum WACC of 7.5%. The new rates were effective June 1, 2021.

EnergyNorth Gas System	New Hampshire	General rate review
EnergyNorth Gas System has reached a settlement in principle regarding its application filed in July 2020 requesting a permanent increase in annual revenues. The settlement provides for an increase of $1,300 in distribution revenues effective August 1, 2021 in excess of the previously authorized temporary increase (total increase of $7,600), a step adjustment of $4,000 also effective August 1, 2021, a second step increase of $3,200 effective August 1, 2022, and a property tax reconciliation mechanism. An order on the settlement agreement was received on July 30, 2021. The order approved the settlement agreement, pending the submission of additional information and a hearing to be submitted as part of the $4,000 step adjustment for 2021. As a result of the order, the rate increases were implemented on August 1, 2021, with the exception of the 2021 step adjustment, which is expected to be implemented in the fourth quarter of 2021 upon approval by the regulator. A separate order on recovery of litigated Granite Bridge costs is expected by October 2021.

Various	Various	General rate review	Approval of approximately $340 in rate increases for a wastewater utility.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	June 30, 2021	December 31, 2020
Regulatory assets
Fuel and commodity cost adjustments (a)	283,941	18,094
Retired generating plant	188,586	194,192
Pension and post-employment benefits	172,501	178,403
Rate adjustment mechanism	102,500	99,853
Environmental remediation	86,058	87,308
Income taxes	80,778	77,730
Debt premium	33,277	35,688
Clean energy and other customer programs	26,047	26,400
Deferred capitalized costs	42,376	34,398
Asset retirement obligation	26,955	26,546
Wildfire mitigation and vegetation management	25,891	22,736
Long-term maintenance contract	11,920	14,405
Rate review costs	6,872	8,054
Other	27,396	21,664
Total regulatory assets	$1,115,098	$845,471
Less: current regulatory assets	(100,601)	(63,042)
Non-current regulatory assets	$1,014,497	$782,429

Regulatory liabilities
Income taxes	$310,914	$322,317
Cost of removal	197,616	200,739
Pension and post-employment benefits	32,320	26,311
Fuel and commodity costs adjustments	5,086	20,136
Rate adjustment mechanism	1,598	5,214
Clean energy and other customer programs	14,658	10,440
Rate base offset	6,053	6,874
Other	12,385	9,487
Total regulatory liabilities	$580,630	$601,518
Less: current regulatory liabilities	(34,256)	(38,483)
Non-current regulatory liabilities	$546,374	$563,035
(a)Fuel and commodity cost adjustments
In February 2021, the Company's operations were impacted by extreme winter storm conditions experienced in the central U.S. ("Midwest Extreme Weather Event"). As a result of the Midwest Extreme Weather Event, the Company incurred incremental commodity costs during the period of record high pricing and elevated consumption. The Company has commodity cost mechanisms that allow for the recovery of prudently incurred expenses. The Company has made a filing with the Missouri regulator requesting approval to treat the incremental fuel costs incurred in the same manner as normal pass-through fuel costs and proposing to extend the recovery period to mitigate the impact on customer bills.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments
Long-term investments consist of the following:

	June 30, 2021	December 31, 2020
Long-term investments carried at fair value
Atlantica (a)	$1,822,400	$1,706,900
Atlantica share subscription agreement (a)	—	20,015
Atlantica Yield Energy Solutions Canada Inc.	104,229	110,514
Other	2,499	1,783
	$1,929,128	$1,839,212

Other long-term investments
Equity-method investees (b)	$264,251	$186,452
Development loans receivable from equity-method investees (b)	7,962	22,912
Other (c)	30,807	5,219
	$303,020	$214,583

Income (loss) from long-term investments from the three and six months ended June 30 is as follows:

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Fair value gain (loss) on investments carried at fair value
Atlantica	$28,888	$305,606	$(35,545)	$120,212
Atlantica Yield Energy Solutions Canada Inc.	(1,948)	2,897	(9,259)	(1,245)
Other	402	1,339	402	117
	$27,342	$309,842	$(44,402)	$119,084
Dividend and interest income from investments carried at fair value
Atlantica	$21,054	$18,426	$41,618	$36,852
Atlantica Yield Energy Solutions Canada Inc.	4,376	4,813	8,721	8,717
Other	315	1,065	315	2,113
	$25,745	$24,304	$50,654	$47,682
Other long-term investments
Equity method loss	(2,816)	(1,326)	(8,370)	(2,124)
Interest and other income	10,235	1,989	12,117	7,506
	$60,506	$334,809	$9,999	$172,148
(a)Investment in Atlantica
AAGES (AY Holdings) B.V. (“AY Holdings”), an entity controlled and consolidated by AQN, has a share ownership in Atlantica Sustainable Infrastructure PLC (“Atlantica”) of approximately 44.2% (December 31, 2020 - 44.2%). AQN has the flexibility, subject to certain conditions, to increase its ownership of Atlantica up to 48.5%. On December 9, 2020, the Company entered into a subscription agreement to purchase additional ordinary shares of Atlantica at $33.00 per share. The contract was accounted for as a derivative under ASC 815, Derivatives and Hedging. On January 7, 2021, the subscription closed and the Company paid $132,688 for the additional 4,020,860 shares of Atlantica. The shares were purchased at a total cost of $1,167,444. The Company accounts for its investment in Atlantica at fair value, with changes in fair value reflected in the unaudited interim consolidated statements of operations.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments (continued)
(b)Equity-method investees and development loans receivable from equity investees
The Company has non-controlling interests in various corporations, partnerships and joint ventures with a total carrying value of $264,251 (December 31, 2020 - $186,452) including investments in variable interest entities ("VIEs") of $18,623 (December 31, 2020 - $174,685).
During the first quarter of 2021, the Company acquired a 51% interest in three wind facilities from a portfolio of four wind facilities located in Texas for $234,274. Subsequent to quarter-end on August 12, 2021, the Company acquired a 51% interest in the fourth wind facility for $110,609. All facilities have achieved commercial operations. The Company does not control the entities and therefore accounts for its 51% interest using the equity method.
During the first quarter of 2021, the Company acquired the remaining 50% equity interest in the Sugar Creek Wind Facility and Maverick Creek Wind Facility for $43,797 and as a result, obtained control of the facilities (note 3(c)).
During the first half of 2021, the Empire Electric System acquired the North Fork Ridge and Kings Point Facilities for total consideration paid to third parties of $31,297 and as a result, obtained control of the facilities (note 3(a)).
During the second quarter of 2021, the Company acquired the remaining 50% equity interest in Altavista, a 80 MW solar power project located in Campbell County, Virginia, for $6,735 and as a result, obtained control of the facility (note 3(b)).
Summarized combined information for AQN's investments in significant partnerships and joint ventures is as follows:

	June 30, 2021	December 31, 2020
Total assets	$1,450,771	$3,201,967
Total liabilities	651,814	2,913,188
Net assets	$798,957	$288,779
AQN's ownership interest in the entities	214,979	141,666
Difference between investment carrying amount and underlying equity in net assets(a)	49,272	44,786
AQN's investment carrying amount for the entities	$264,251	$186,452
(a) The difference between the investment carrying amount and the underlying equity in net assets relates primarily to development fees, interest capitalized while the projects are under construction, the fair value of guarantees provided by the Company in regards to the investments and transaction costs.

Except for Abengoa-Algonquin Global Energy Solutions (“AAGES B.V."), the development projects are considered VIEs due to the level of equity at risk and the disproportionate voting and economic interests of the shareholders. The Company has committed loan and credit support facilities with some of its equity investees. During construction, the Company has agreed to provide cash advances and credit support for the continued development and construction of the equity investees' projects. As at June 30, 2021, the Company had issued letters of credit and guarantees of performance obligations: under a security of performance for a development opportunity; wind turbine supply agreements; engineering, procurement and construction agreements; energy purchase agreements; and construction loan agreements. The fair value of the support provided recorded as at June 30, 2021 amounts to $821 (December 31, 2020 - $12,273).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments (continued)
(b)     Equity-method investees and development loans receivable from equity investees (continued)
Summarized combined information for AQN's VIEs is as follows:

	June 30, 2021	December 31, 2020
AQN's maximum exposure in regards to VIEs
Carrying amount	$18,623	$174,685
Development loans receivable	7,818	21,804
Performance guarantees and other commitments on behalf of VIEs	106,194	965,291
	$132,635	$1,161,780
The commitments are presented on a gross basis assuming no recoverable value in the assets of the VIEs.
(c)     Other
The Company no longer has significant influence over its 20% interest in the San Antonio Water System ("SAWS"), and therefore has discontinued the equity method of accounting. The investment is accounted for using the cost method prospectively.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Long-term debt
Long-term debt consists of the following:

Borrowing type	Weighted average coupon	Maturity	Par value		June 30, 2021	December 31, 2020
Senior unsecured revolving credit facilities	—	2021-2024	N/A		$567,814	$223,507
Senior unsecured bank credit facilities	—	2021-2031	N/A		157,694	152,338
Commercial paper	—	2021	N/A		499,000	122,000
U.S. dollar borrowings
Senior unsecured notes (Green Equity Units) (a)	1.18%	2026		$1,150,000	1,139,687	—
Senior unsecured notes	3.46%	2022-2047		$1,700,000	1,689,074	1,688,390
Senior unsecured utility notes	6.34%	2023-2035		$142,000	156,392	157,212
Senior secured utility bonds	4.71%	2026-2044		$556,224	555,957	561,494
Canadian dollar borrowings
Senior unsecured notes (b)	3.81%	2022-2050	C$	1,400,669	1,124,179	899,710
Senior secured project notes	10.21%	2027	C$	24,602	19,850	20,315
Chilean Unidad de Fomento borrowings
Senior unsecured utility bonds	4.24%	2028-2040	CLF 1,811		91,049	92,183
					$6,000,696	$3,917,149
Subordinated U.S. dollar borrowings
Subordinated unsecured notes	6.50%	2078-2079		$637,500	621,667	621,321
					$6,622,363	$4,538,470
Less: current portion					(517,038)	(139,874)
					$6,105,325	$4,398,596
Short-term obligations of $371,117 that are expected to be refinanced using the long-term credit facilities are presented as long-term debt.
Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debt issued at a subsidiary level whether or not collateralized generally has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Long-term debt (continued)
Recent financing activities:
(a)U.S. dollar senior unsecured notes (Green Equity Units)
In June 2021, the Company sold 23,000,000 equity units (the "Green Equity Units") for total gross proceeds of $1,150,000. Each Green Equity Unit has a stated amount of $50 and consists of a contract to purchase AQN common shares (the "share purchase contract") and, initially, a 5% undivided beneficial ownership interest in a remarketable senior note due June 15, 2026, issued in the principal amount of $1,000 by AQN.
Total annual distributions on the Green Equity Units are at a rate of 7.75%, consisting of interest on the notes (1.18% per year) and payments under the share purchase contract (6.57% per year). The interest rate on the notes will be reset following a successful marketing, which would occur in 2024. The present value of the contract adjustment payments was estimated at $222,378 and is recorded against additional paid-in capital ("APIC") to the extent of the APIC balance and against retained earnings (deficit) for the remainder. The corresponding amount of $222,378 was recorded in other liabilities and is accreted over the three-year period (note 9).
Each share purchase contract requires the holder to purchase by no later than June 15, 2024 for a price of $50 in cash, a number of AQN common shares ("common shares") based on the applicable market value to be determined using the volume-weighted average price of the common shares over a 20-day trading period ending June 14, 2024. The minimum settlement rate under the purchase contracts is 2.7778 common shares, which is approximately equal to the $50 stated amount per Green Equity Unit, divided by the threshold appreciation price of $18 per common share. The maximum settlement rate under the purchase contracts is 3.3333 common shares, which is approximately equal to the $50 stated amount per Green Equity Unit, divided by $15 per common share.
The common share purchase obligation of holders of Green Equity Units will be satisfied by the proceeds raised from a successful remarketing of the notes, unless a holder has elected to settle with separate cash. Holders’ beneficial ownership interest in each note has been pledged to AQN to secure the holders' obligation to purchase common shares under the related share purchase contract.
Prior to the issuance of common shares, the share purchase contracts, if dilutive, will be reflected in the Company's diluted earnings per share calculations using the treasury stock method.
(b)Canadian dollar senior unsecured notes
On February 15, 2021, the Renewable Energy Group repaid a C$150,000 unsecured note upon its maturity. Concurrent with the repayment, the Renewable Energy Group unwound and settled the related cross-currency fixed-for-fixed interest rate swap (note 21(b)(iii)).
On April 9, 2021, the Renewable Energy Group issued C$400,000 senior unsecured debentures bearing interest at 2.85% with a maturity date of July 15, 2031. The notes were sold at a price of C$999.92 per C$1,000.00 principal amount. Concurrent with the offering, the Renewable Energy Group entered into a fixed-for-fixed cross-currency interest rate swap to convert the Canadian-dollar-denominated coupon and principal payments from the offering into U.S. dollars (note 21(b)(iii)).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
8.Pension and other post-employment benefits
The following table lists the components of net benefit costs for the pension plans and other post-employment benefits (“OPEB”) in the unaudited interim consolidated statements of operations for the three and six months ended June 30:

	Pension benefits
	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Service cost	$4,508	$4,136	$8,336	$7,703
Non-service costs
Interest cost	3,511	4,112	10,217	8,903
Expected return on plan assets	(6,616)	(6,261)	(17,780)	(12,510)
Amortization of net actuarial loss	2,540	1,145	4,812	2,290
Amortization of prior service credits	(406)	(402)	(813)	(804)
Impact of regulatory accounts	4,825	4,769	11,009	8,307
	$3,854	$3,363	$7,445	$6,186
Net benefit cost	$8,362	$7,499	$15,781	$13,889

	OPEB
	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Service cost	$1,772	$1,466	$3,544	$2,933
Non-service costs
Interest cost	3,031	1,755	4,052	3,574
Expected return on plan assets	(2,510)	(2,193)	(5,021)	(4,385)
Amortization of net actuarial loss (gain)	436	(14)	873	(27)
Impact of regulatory accounts	(950)	706	196	1,625
	$7	$254	$100	$787
Net benefit cost	$1,779	$1,720	$3,644	$3,720
The service cost components of pension plans and OPEB are shown as part of operating expenses within operating income in the unaudited interim consolidated statements of operations. The remaining components of net benefit cost are considered non-service costs and have been included outside of operating income in the unaudited interim consolidated statements of operations.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
9.Other long-term liabilities
Other long-term liabilities consist of the following:

	June 30, 2021	December 31, 2020
Contract adjustment payments (note 7(a))	$222,429	$—
Asset retirement obligations	137,300	79,968
Advances in aid of construction	89,515	79,864
Environmental remediation obligation	63,260	69,383
Customer deposits	32,131	31,939
Unamortized investment tax credits	17,671	17,893
Deferred credits	21,685	21,399
Preferred shares, Series C	13,868	13,698
Hook-up fees	20,900	17,704
Lease liabilities	22,866	14,288
Contingent development support obligations	821	12,273
Hedge settlement obligation	32,576	—
Note payable to related party	—	30,493
Other	27,134	23,027
	$702,156	$411,929
Less: current portion	(154,161)	(72,748)
	$547,995	$339,181
10.Shareholders’ capital
(a)Common shares
Number of common shares

	Six months ended June 30
	2021	2020
Common shares, beginning of period	597,142,219	524,223,323
Public offering	16,789,922	8,664,563
Dividend reinvestment plan	2,926,494	1,911,697
Exercise of share-based awards (b)	679,834	1,344,375
Conversion of convertible debentures	1,886	1,509
Common shares, end of period	617,540,355	536,145,467
AQN's at-the-market equity program (“ATM program”) allows the Company to issue up to $500,000 of common shares from treasury to the public from time to time, at the Company's discretion, at the prevailing market price when issued on the TSX, the NYSE, or any other existing trading market for the common shares of the Company in Canada or the United States. During the six months ended June 30, 2021, the Company issued 16,789,922 common shares under the ATM program at an average price of $15.73 per common share for gross proceeds of $264,112 ($260,810 net of commissions). Other related costs were $620.
As at August 12, 2021, the Company has issued since the inception of the ATM program in 2019 a cumulative total of 27,211,284 common shares at an average price of $14.95 per share for gross proceeds of $406,780 ($401,695 net of commissions). Other related costs, primarily related to the establishment and subsequent re-establishments of the ATM program, were $4,033.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Shareholders’ capital (continued)
(b)Share-based compensation
For the three and six months ended June 30, 2021, AQN recorded $3,189 and $4,386, respectively (2020 - $9,997 and $11,640, respectively) in total share-based compensation expense. The compensation expense is recorded with payroll expenses in the unaudited interim consolidated statements of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As at June 30, 2021, total unrecognized compensation costs related to non-vested share-based awards was $19,712 and is expected to be recognized over a period of 1.95 years.
Share option plan
During the six months ended June 30, 2021, the Board of Directors of the Company (the "Board") approved the grant of 437,006 options to executives of the Company. The options allow for the purchase of common shares at a weighted average price of C$19.64, the market price of the underlying common share at the date of grant. One-third of the options vest on each of December 31, 2021, 2022 and 2023. The options may be exercised up to eight years following the date of grant.
The following assumptions were used in determining the fair value of share options granted:

2021
Risk-free interest rate	1.1%
Expected volatility	23%
Expected dividend yield	4.1%
Expected life	5.50 years
Weighted average grant date fair value per option	$2.46
During the six months ended June 30, 2021, 61,225 share options were exercised at a weighted average price of C$14.75 in exchange for 12,021 common shares issued from treasury, and 49,204 options settled at their cash value as payment for the exercise price and tax withholdings related to the exercise of the options.
Performance and restricted share units
During the six months ended June 30, 2021, a total of 703,620 performance share units ("PSUs") and restricted share units ("RSUs") were granted to employees of the Company. The awards vest based on the terms of each agreement ranging from February 2022 to January 2024. During the six months ended June 30, 2021, the Company settled 709,853 PSUs and RSUs in exchange for 373,314 common shares issued from treasury, and 336,539 PSUs and RSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards. Subsequent to quarter-end, on August 5, 2021, the Company settled 105,876 RSUs in exchange for 49,200 common shares issued from treasury, and 56,676 RSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards.
During the six months ended June 30, 2021, the Company settled 148,459 bonus deferral RSUs in exchange for 68,841 common shares issued from treasury, and 79,618 RSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards. During the quarter, on April 15, 2021, 44,528 bonus deferral RSUs were granted to employees of the Company. The RSUs are 100% vested.
Director's deferred share units
During the six months ended June 30, 2021, 35,549 deferred share units ("DSUs") were issued pursuant to the election of the Directors to defer a percentage of their Directors' fee in the form of DSUs. During the quarter, the Company settled 85,210 DSUs in exchange for 39,719 common shares issued from treasury, and 45,491 DSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
11.Accumulated other comprehensive income (loss)
    AOCI consists of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain on cash flow hedges	Pension and post-employment actuarial changes	Total
Balance, January 1, 2020	$(68,822)	$75,099	$(16,038)	$(9,761)
OCI	25,643	(13,418)	(20,964)	(8,739)
Amounts reclassified from AOCI to the unaudited interim consolidated statements of operations	2,763	(10,864)	3,403	(4,698)
Net current period OCI	$28,406	$(24,282)	$(17,561)	$(13,437)
OCI attributable to the non-controlling interests	691	—	—	691
Net current period OCI attributable to shareholders of AQN	$29,097	$(24,282)	$(17,561)	$(12,746)
Balance, December 31, 2020	$(39,725)	$50,817	$(33,599)	$(22,507)
OCI	(5,910)	(63,167)	—	(69,077)
Amounts reclassified from AOCI to the unaudited interim consolidated statements of operations	2,642	39,020	2,165	43,827
Net current period OCI	$(3,268)	$(24,147)	$2,165	$(25,250)
OCI attributable to the non-controlling interests	(8,300)	—	—	(8,300)
Net current period OCI attributable to shareholders of AQN	$(11,568)	$(24,147)	$2,165	$(33,550)
Balance, June 30, 2021	$(51,293)	$26,670	$(31,434)	$(56,057)
Amounts reclassified from AOCI for foreign currency cumulative translation affected interest expense and derivative gain (loss); those for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales, interest expense and derivative gain (loss), while those for pension and other post-employment actuarial changes affected pension and other post-employment non-service costs (note 21(b)(ii)).
12.Dividends
All dividends of the Company are made on a discretionary basis as determined by the Board. The Company declares and pays the dividends on its common shares in U.S. dollars. Dividends declared were as follows:

	Three months ended June 30
	2021				2020
	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$105,707		$0.1706		$83,824		$0.1551
Series A preferred shares	C$	1,549	C$	0.3226	C$	1,549	C$	0.3226
Series D preferred shares	C$	1,273	C$	0.3182	C$	1,273	C$	0.3182

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
12.Dividends (continued)

	Six months ended June 30
	2021				2020
	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$200,322		$0.3257		$158,453		$0.2961
Series A preferred shares	C$	3,097	C$	0.6453	C$	3,097	C$	0.6453
Series D preferred shares	C$	2,546	C$	0.6364	C$	2,546	C$	0.6364

13.Related party transactions
(a)Equity-method investments
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, during the three and six months ended June 30, 2021, the Company charged its equity-method investees $6,006 and $12,320, respectively (2020 - $5,668 and $10,225, respectively). Additionally, one of the equity-method investees provides development services to the Company on specified projects, for which it earns a development fee upon reaching certain milestones. During the three and six months ended June 30, 2021, the development fees charged to the Company were $nil and $738 (2020 - $461 and $461).
In 2020, the Company issued a promissory note of $30,493 payable to Altavista, an equity investee of the Company. The note was repaid in full during the second quarter of 2021.
On October 21, 2020, the Company paid $1,500 to Abengoa for a twelve month exclusive, transferable, and irrevocable option to purchase all of Abengoa's interests in the AAGES, AAGES Development Canada Inc., and AAGES Development Spain, S.A. joint ventures. Subsequent to quarter-end, on August 6, 2021, the Company exercised the option. Closing of the transaction is anticipated prior to the end of the third quarter of 2021. Pursuant to an agreement between AQN and funds managed by the Infrastructure and Power strategy of Ares Management, LLC (“Ares”), Ares is expected to become AQN’s new partner in its non-regulated development platform for renewable energy, water and other sections.
(b)Redeemable non-controlling interest held by related party
On November 28, 2018, AAGES B.V., an equity investee of the Company, obtained a three-year secured credit facility in the amount of $306,500 and subscribed to a $305,000 preference share ownership interest in AY Holdings. The AAGES B.V. secured credit facility is collateralized through a pledge of Atlantica shares held by AY Holdings. A collateral shortfall would occur if the net obligation as defined in the agreement would equal or exceed 50% of the market value of such Atlantica shares, in which case the lenders would have the right to sell Atlantica stock to eliminate the collateral shortfall. The AAGES B.V. secured credit facility is repayable on demand if Atlantica ceases to be a public company. AQN reflects the preference share ownership issued by AY Holdings as redeemable non-controlling interest held by related party. Redemption is not considered probable as at June 30, 2021. During the three and six months ended June 30, 2021, the Company incurred non-controlling interest attributable to AAGES B.V. of $2,617 and $5,298, respectively (2020 - $3,393 and $7,159, respectively) and recorded distributions of $2,503 and $5,046, respectively (2020 - $3,573 and $6,873, respectively) (note 14).
(c)Non-controlling interest held by related party
Non-controlling interest held by related party represents an interest in a consolidated subsidiary of the Company, acquired by Atlantica Yield Energy Solutions Canada Inc.("AYES Canada") in May 2019 for $96,752 (C$130,103). During the three and six months ended June 30, 2021, the Company recorded distributions to AYES of $4,473 and $8,912, respectively (2020 - $4,832 and $9,039, respectively).
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
14.Non-controlling interests and redeemable non-controlling interests
Net effect attributable to non-controlling interests for the three and six months ended June 30 consists of the following:

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
HLBV and other adjustments attributable to:
Non-controlling interests - tax equity partnership units	$19,579	$15,503	$41,521	$33,735
Non-controlling interests - redeemable tax equity partnership units	1,707	1,756	3,425	3,475
Other net earnings attributable to:
Non-controlling interests	(349)	(625)	(4,044)	(1,234)
	$20,937	$16,634	$40,902	$35,976
Redeemable non-controlling interest, held by related party	(2,617)	(3,393)	(5,298)	(7,159)
Net effect of non-controlling interests	$18,320	$13,241	$35,604	$28,817
The non-controlling tax equity investors (“tax equity partnership units”) in the Company's U.S. wind power and solar power generating facilities are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. The share of earnings attributable to the non-controlling interest holders in these subsidiaries is calculated using the Hypothetical Liquidation at Book Value ("HLBV") method of accounting.
The Company obtained control of the three Mid-West Wind Facilities, and the Sugar Creek Wind Facility and Maverick Creek Wind Facility during the six months ended June 30, 2021 (notes 3(a) and 3(c)). During the six months ended June 30, 2021, third-party tax equity investors funded $530,880, $73,957 and $380,829 to the Mid-West Wind Facilities, the Sugar Creek Wind Facility and the Maverick Creek Wind Facility, respectively, in exchange for Class A partnership units in the entities.
15.Income taxes
For the three months ended June 30, 2021, the Company's tax rate varied from the statutory rate of 26.5% due primarily to the tax benefits from tax credits accrued of $14,935. The Company’s tax rate also varied during this period due to the beneficial impact of differences in effective tax rates on transactions in foreign jurisdictions, the favorable tax impact on the income associated with its investment in Atlantica, partially offset by deferred tax expense associated with the non-controlling interest share of income.
For the six months ended June 30, 2021, the Company's tax rate varied from the statutory rate of 26.5% due primarily to the tax benefits from tax credits accrued of $26,519. The Company’s tax rate also varied during this period due to the beneficial impact of differences in effective tax rates on transactions in foreign jurisdictions, partially offset by deferred tax expense associated with the non-controlling interest share of income.
For the three months ended June 30, 2020, the Company's tax rate varied from the statutory rate of 26.5% due primarily to the favorable tax impact on the income associated with its investment in Atlantica, accrued tax credits of $4,787, and the favorable impact of differences in effective tax rates on transactions in foreign jurisdictions. These adjustments are offset by the impact of the finalization of certain regulations related to U.S. Tax Reform as further described below.
For the six months ended June 30, 2020, the Company's tax rate varied from the statutory rate of 26.5% due primarily to the favorable tax impact on the income associated with its investment in Atlantica, the favorable impact of differences in effective tax rates on transactions in foreign jurisdictions, and accrued tax credits of $9,904. These adjustments are offset by the impact of the finalization of certain regulations related to U.S. Tax Reform.
On April 8, 2020, the IRS issued final regulations with respect to rules regarding certain hybrid arrangements as a result of U.S. Tax Reform. As a result of the final regulations, the Company recorded a one-time income tax expense of $9,300 to reverse the benefit of deductions taken in the prior year.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
16.Other net losses
Other net losses consist of the following:

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Acquisition and transition-related costs	$882	$3,116	$2,984	$3,142
Tax reform	—	11,728	—	11,728
Management succession and executive retirement	—	6,952	—	6,952
Other	931	5,144	7,213	6,008
	$1,813	$26,940	$10,197	$27,830
Other losses primarily consist of an adjustment to a regulatory liability pertaining to the true-up of prior period tracking accounts, costs pertaining to condemnation proceeding and other miscellaneous asset write-downs.
17.Basic and diluted net earnings per share
Basic and diluted earnings per share have been calculated on the basis of net earnings attributable to the common shareholders of the Company and the weighted average number of common shares and bonus deferral restricted share units outstanding. Diluted net earnings per share is computed using the weighted-average number of common shares, additional shares issued subsequent to quarter-end under the dividend reinvestment plan, PSUs, RSUs and DSUs outstanding during the period and, if dilutive, potential incremental common shares related to the convertible debentures or resulting from the application of the treasury stock method to outstanding share options and Green Equity Units (note 7(a)).
The reconciliation of the net earnings and the weighted average shares used in the computation of basic and diluted earnings per share are as follows:

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Net earnings attributable to shareholders of AQN	$103,222	$286,219	$117,169	$222,422
Series A preferred shares dividend	1,249	1,107	2,464	2,282
Series D preferred shares dividend	1,027	910	2,026	1,875
Net earnings attributable to common shareholders of AQN – basic and diluted	$100,946	$284,202	$112,679	$218,265
Weighted average number of shares
Basic	614,013,963	529,440,246	606,876,299	527,634,250
Effect of dilutive securities	5,982,644	4,812,876	5,813,565	4,920,714
Diluted	619,996,607	534,253,122	612,689,864	532,554,964
The shares potentially issuable for the three and six months ended June 30, 2021, as a result of 488,621 and 437,006 securities, respectively (2020 - 948,347 and 948,347, respectively) are excluded from this calculation as they are anti-dilutive.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information
The Company is managed under two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The two business units are the two segments of the Company.
The Regulated Services Group, the Company's regulated operating unit, owns and operates a portfolio of electric, natural gas, water distribution and wastewater collection utility systems and transmission operations in the United States, Canada, Chile and Bermuda; the Renewable Energy Group, the Company's non-regulated operating unit, owns and operates a diversified portfolio of renewable and thermal electric generation assets in North America and internationally.
For purposes of evaluating the performance of the business units, the Company allocates the realized portion of any gains or losses on financial instruments to the specific business units. Dividend income from Atlantica and AYES Canada is included in the operations of the Renewable Energy Group, while interest income from San Antonio Water System is included in the operations of the Regulated Services Group. Equity method gains and losses are included in the operations of the Regulated Services Group or Renewable Energy Group based on the nature of the activities of the investees. The change in value of investments carried at fair value, unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship and foreign exchange gains and losses are not considered in management’s evaluation of divisional performance and are therefore, allocated and reported under corporate.
Beginning in the first quarter of 2021, the Company reported income and losses associated with development activities under corporate, as these are no longer considered in management’s evaluation of the Renewable Energy Group where it was reported previously. Comparative figures have been reclassified to conform to presentation adopted in the current period.

	Three months ended June 30, 2021
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$444,864	$82,262	$397	$527,523
Fuel, power and water purchased	148,403	6,061	—	154,464
Net revenue	296,461	76,201	397	373,059
Operating expenses	144,774	25,204	—	169,978
Administrative expenses (recovery)	11,561	7,303	(638)	18,226
Depreciation and amortization	67,520	30,369	272	98,161
Loss on foreign exchange	—	—	1,283	1,283
Operating income (loss)	72,606	13,325	(520)	85,411
Interest expense	(27,114)	(20,452)	(10,616)	(58,182)
Income from long-term investments	9,695	25,988	24,823	60,506
Other expenses	(4,155)	(2,778)	(95)	(7,028)
Earnings before income taxes	$51,032	$16,083	$13,592	$80,707
Capital expenditures	$341,431	$66,312	$—	$407,743
(1) Renewable Energy Group revenue includes $4,996 related to net hedging gains from energy derivative contracts and availability credits for the three-months period ended June 30, 2021 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $5,118 related to alternative revenue programs for the three-months period ended June 30, 2021 that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Three months ended June 30, 2020
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$279,458	$64,180	$—	$343,638
Fuel, power and water purchased	65,358	2,741	—	68,099
Net revenue	214,100	61,439	—	275,539
Operating expenses	105,067	17,871	—	122,938
Administrative expenses	9,198	8,052	635	17,885
Depreciation and amortization	52,629	22,803	235	75,667
Gain on foreign exchange	—	—	(24)	(24)
Operating income (loss)	47,206	12,713	(846)	59,073
Interest expense	(24,097)	(13,618)	(7,103)	(44,818)
Income from long-term investments	2,962	23,839	308,008	334,809
Other expenses	(19,695)	(883)	(8,590)	(29,168)
Earnings before income taxes	$6,376	$22,051	$291,469	$319,896
Capital expenditures	$157,641	$28,766	$—	$186,407
(1) Renewable Energy Group revenue includes $7,447 related to net hedging gains from energy derivative contracts for the three-months period ended June 30, 2020 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $4,761 related to alternative revenue programs for the three-months period ended June 30, 2020 that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Six months ended June 30, 2021
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$1,043,467	$117,815	$783	$1,162,065
Fuel, power and water purchased	393,925	13,989	—	407,914
Net revenue	649,542	103,826	783	754,151
Operating expenses	297,910	53,229	—	351,139
Administrative expenses	19,101	13,486	1,178	33,765
Depreciation and amortization	135,087	59,947	566	195,600
Loss on foreign exchange	—	—	2,145	2,145
Operating income (loss)	197,444	(22,836)	(3,106)	171,502
Interest expense	(51,415)	(36,745)	(19,602)	(107,762)
Income (loss) from long-term investments	10,869	48,405	(49,275)	9,999
Other expenses	(12,646)	(3,654)	(1,707)	(18,007)
Earnings (loss) before income taxes	$144,252	$(14,830)	$(73,690)	$55,732
Property, plant and equipment	$7,110,770	$3,763,057	$31,446	$10,905,273
Investments carried at fair value	2,499	1,926,629	—	1,929,128
Equity-method investees	11,548	252,703	—	264,251
Total assets	10,148,986	6,187,072	117,593	16,453,651
Capital expenditures	$553,950	$149,182	$—	$703,132
(1) Renewable Energy Group revenue includes $44,587 related to net hedging losses from energy derivative contracts and availability credits for the six-months period ended June 30, 2021 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $7,479 related to alternative revenue programs for the six-months period ended June 30, 2021 that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Six months ended June 30, 2020
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$675,518	$133,021	$—	$808,539
Fuel, power and water purchased	188,455	6,745	—	195,200
Net revenue	487,063	126,276	—	613,339
Operating expenses	213,434	36,238	—	249,672
Administrative expenses	18,685	14,258	1,776	34,719
Depreciation and amortization	105,639	48,431	477	154,547
Gain on foreign exchange	—	—	(4,694)	(4,694)
Operating income	149,305	27,349	2,441	179,095
Interest expense	(48,937)	(28,097)	(14,032)	(91,066)
Income from long-term investments	5,610	47,605	118,933	172,148
Other expenses	(24,692)	(49)	(8,616)	(33,357)
Earnings before income taxes	$81,286	$46,808	$98,726	$226,820
Capital expenditures	$297,273	$45,036	$—	$342,309
	December 31, 2020
Property, plant and equipment	$5,757,532	$2,451,706	$32,600	$8,241,838
Investments carried at fair value	—	1,839,212	—	1,839,212
Equity-method investees	74,673	110,414	1,365	186,452
Total assets	8,528,415	4,586,878	108,856	13,224,149
(1) Renewable Energy Group revenue includes $16,739 related to net hedging gains from energy derivative contracts for the six-months period ended June 30, 2020 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $7,730 related to alternative revenue programs for the six-months period ended June 30, 2020 that do not represent revenue recognized from contracts with customers.
The majority of non-regulated energy sales are earned from contracts with large public utilities. The Company has sought to mitigate its credit risk by selling energy to large utilities in various North American locations. None of the utilities contribute more than 10% of total revenue.
AQN operates in the independent power and utility industries in the United States, Canada and other regions. Information on operations by geographic area is as follows:

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Revenue
United States	$415,431	$309,715	$927,258	$726,871
Canada	35,951	33,923	83,803	81,668
Other regions	76,141	—	151,004	—
	$527,523	$343,638	$1,162,065	$808,539
Revenue is attributed to the regions based on the location of the underlying generating and utility facilities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
19.Commitments and contingencies
(a)Contingencies
AQN and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider AQN’s exposure to such litigation to be material to these unaudited interim consolidated financial statements. Accruals for any contingencies related to these items are recorded in the consolidated financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.
Claim by Gaia Power Inc.
On October 30, 2018, Gaia Power Inc. (“Gaia”) commenced an action in the Ontario Superior Court of Justice against AQN and certain of its subsidiaries, claiming damages and punitive damages. The action arose from Gaia’s 2010 sale, to a subsidiary of AQN, of Gaia’s interest in certain proposed wind farm projects in Canada. Pursuant to a 2010 royalty agreement, Gaia is entitled to royalty payments if the projects are developed and achieve certain agreed targets.
The parties agreed to arbitrate the dispute, and concluded hearings on March 17, 2021. The arbitrator released his decision subsequent to quarter-end on August 6, 2021, dismissing Gaia's damages claims for oppression and conspiracy, and also dismissing Gaia's punitive damages claim. The arbitrator confirmed that development fees and royalties, calculated as a sliding percentage of the facility's EBITDA (as argued for by the Company), are payable to Gaia in connection with the Company's 74 MW Amherst Island Wind Facility in Ontario. The arbitrator also found that development fees and royalties, calculated on substantially the same basis as the royalties for Amherst Island, are payable to Gaia in connection with the Company's 175 MW Blue Hill Wind Project in Saskatchewan. The Company is taking steps to determine its immediate and ongoing obligations to Gaia in light of the arbitrator's award.
Condemnation expropriation proceedings
Liberty Utilities (Apple Valley Ranchos Water) Corp. ("Liberty Apple Valley") is the subject of a condemnation lawsuit filed by the Town of Apple Valley (the “Town”). On May 7, 2021, the Court issued a tentative statement of decision denying the Town’s attempt to take the Apple Valley water system by eminent domain. The ruling confirms that Liberty Apple Valley’s continued ownership and operation of the water system is in the best interest of the community. The Court is expected to issue a final statement of decision in August or September 2021. Upon entry of a final statement of decision consistent with the tentative statement of decision, the Town’s lawsuit would be dismissed, and the Town would be required to compensate Liberty Apple Valley for litigation expenses. The Court’s ruling is subject to appeal by the Town.
Mountain View fire
On November 17, 2020, a wildfire now known as the Mountain View fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC. The cause of the fire is undetermined at this time, and CAL FIRE has not yet issued a report. There are currently active lawsuits that name the Company and/or certain of its subsidiaries as defendants in connection with the Mountain View fire. The likelihood of success in these lawsuits cannot be reasonably predicted. Liberty Utilities (CalPeco Electric) LLC intends to vigorously defend them. The Company has wildfire liability insurance that is expected to apply up to applicable policy limits.
(b)Commitments
In addition to the commitments related to the development projects disclosed in note 6, the following significant commitments exist as at June 30, 2021.
AQN has outstanding purchase commitments for power purchases, gas supply and service agreements, service agreements, capital project commitments and land easements.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
19.Commitments and contingencies (continued)
(b)Commitments (continued)
Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase (i)	$48,177	$27,767	$27,101	$27,334	$19,631	$161,284	$311,294
Gas supply and service agreements (ii)	78,929	58,768	46,774	43,862	29,650	146,039	404,022
Service agreements	62,055	57,813	58,377	56,163	53,706	369,283	657,397
Capital projects	107,001	—	—	—	—	—	107,001
Land easements and others	12,947	12,997	13,171	13,343	13,517	479,555	545,530
Total	$309,109	$157,345	$145,423	$140,702	$116,504	$1,156,161	$2,025,244
(i)    Power purchase: AQN’s electric distribution facilities have commitments to purchase physical quantities of power for load serving requirements. The commitment amounts included in the table above are based on market prices as at June 30, 2021. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism.
(ii)     Gas supply and service agreements: AQN’s gas distribution facilities and thermal generation facilities have commitments to purchase physical quantities of natural gas under contracts for purposes of load serving requirements and of generating power.
20.Non-cash operating items
The changes in non-cash operating items consist of the following:

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Accounts receivable	$63,721	$50,264	$33,975	$56,946
Fuel and natural gas in storage	(12,043)	(7,951)	5,929	3,059
Supplies and consumables inventory	(1,283)	(13,164)	(4,386)	(20,958)
Income taxes recoverable	(1,002)	(1,270)	(1,167)	(1,889)
Prepaid expenses	(8,014)	3,104	(9,043)	(7,344)
Accounts payable	(5,002)	7,833	(44,332)	(63,337)
Accrued liabilities	(22,062)	(4,472)	(91,420)	(40,039)
Current income tax liability	773	(2,379)	5,625	1,716
Asset retirements and environmental obligations	(72)	(127)	(531)	(699)
Net regulatory assets and liabilities	(66,845)	20,731	(334,996)	15,916
	$(51,829)	$52,569	$(440,346)	$(56,629)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments
(a)Fair value of financial instruments

June 30, 2021	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$1,929,128	$1,929,128	$1,824,899	$—	$104,229
Development loans and other receivables	7,962	9,299	—	9,299	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	23,494	23,494	—	—	23,494
Energy contracts not designated as cash flow hedge	279	279	—	—	279
Interest rate swap designated as a hedge	2,365	2,365	—	2,365	—
Commodity contracts for regulated operations	2,406	2,406	—	2,406	—
Cross-currency swap designated as a net investment hedge	3,717	3,717		3,717
Total derivative instruments	32,261	32,261	—	8,488	23,773
Total financial assets	$1,969,351	$1,970,688	$1,824,899	$17,787	$128,002
Long-term debt	$6,622,363	$7,075,179	$2,488,347	$4,586,832	$—
Convertible debentures	285	433	433	—	—
Preferred shares, Series C	13,868	15,211	—	15,211	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	15,384	15,384	—	—	15,384
Energy contracts not designated as a cash flow hedge	2,527	2,527	—	—	2,527
Cross-currency swap designated as a net investment hedge	55,720	55,720	—	55,720	—
Interest rate swaps designated as a hedge	9,124	9,124	—	9,124	—
Total derivative instruments	82,755	82,755	—	64,844	17,911
Total financial liabilities	$6,719,271	$7,173,578	$2,488,780	$4,666,887	$17,911

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(a)Fair value of financial instruments (continued)

December 31, 2020	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investment carried at fair value	$1,839,212	$1,839,212	$1,708,683	$20,015	$110,514
Development loans and other receivables	23,804	31,088	—	31,088	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	51,525	51,525	—	—	51,525
Energy contracts not designated as a cash flow hedge	388	388	—	—	388
Commodity contracts for regulatory operations	194	194	—	194	—
Total derivative instruments	52,107	52,107	—	194	51,913
Total financial assets	$1,915,123	$1,922,407	$1,708,683	$51,297	$162,427
Long-term debt	$4,538,470	$5,140,059	$2,316,586	$2,823,473	$—
Notes payable to related party	30,493	30,493	—	30,493	—
Convertible debentures	295	623	623	—	—
Preferred shares, Series C	13,698	15,565	—	15,565	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	5,597	5,597	—	—	5,597
Energy contracts not designated as a cash flow hedge	332	332	—	—	332
Cross-currency swap designated as a net investment hedge	84,218	84,218	—	84,218	—
Interest rate swaps designated as a hedge	19,649	19,649	—	19,649	—
Commodity contracts for regulated operations	614	614	—	614	—
Total derivative instruments	110,410	110,410	—	104,481	5,929
Total financial liabilities	$4,693,366	$5,297,150	$2,317,209	$2,974,012	$5,929
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as at June 30, 2021 and December 31, 2020 due to the short-term maturity of these instruments.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(a)Fair value of financial instruments (continued)
The fair value of development loans and other receivables (level 2) is determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The fair value of the investment in Atlantica (level 1) is measured at the closing price on the NASDAQ stock exchange.
The Company’s level 1 fair value of long-term debt is measured at the closing price on the NYSE and the over-the-counter closing price. The Company’s level 2 fair value of long-term debt at fixed interest rates and Series C preferred shares has been determined using a discounted cash flow method and current interest rates. The Company's level 2 fair value of convertible debentures has been determined as the greater of their face value and the quoted value of AQN's common shares on a converted basis.
The Company’s level 2 fair value derivative instruments primarily consist of swaps, options, rights, subscription agreements and forward physical derivatives where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves, which are observable in the marketplace.
The Company’s level 3 instruments consist of energy contracts for electricity sales and the fair value of the Company's investment in AYES Canada. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from $14.11 to $189.52 with a weighted average of $26.16 as at June 30, 2021. The weighted average forward market prices are developed based on the quantity of energy expected to be sold monthly and the expected forward price during that month. The change in the fair value of the energy contracts is detailed in notes 21(b)(ii) and 21(b)(iv). The significant unobservable inputs used in the fair value measurement of the Company's AYES Canada investment are the expected cash flows, the discount rates applied to these cash flows ranging from 8.88% to 9.38% with a weighted average of 9.04%, and the expected volatility of Atlantica's share price ranging from 22% to 46% as at June 30, 2021. Significant increases (decreases) in expected cash flows or increases (decreases) in discount rate in isolation would have resulted in a significantly lower (higher) fair value measurement. The increase in value and volatility of the Atlantica shares during the year resulted in a significant increase in the fair value measurement.
(b)Derivative instruments
Derivative instruments are recognized on the unaudited interim consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.
(i)Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated gas and electric service territories. The Company’s strategy is to minimize fluctuations in gas sale prices to regulated customers. The following are commodity volumes, in dekatherms (“dths”), associated with the above derivative contracts:

2021
Financial contracts: Swaps	2,668,464
Forward contracts	500,000
3,168,464
The accounting for these derivative instruments is subject to guidance for rate regulated enterprises. Most of the gains or losses on the settlement of these contracts are included in the calculation of the fuel and commodity costs adjustments (note 5). As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(i)Commodity derivatives – regulated accounting (continued)
The following table presents the impact of the change in the fair value of the Company’s natural gas derivative contracts on the unaudited interim consolidated balance sheets:

	June 30, 2021	December 31, 2020
Regulatory assets:
Swap contracts	$911	$228
Option contracts	$68	$50
Forward contracts	$—	$693
Regulatory liabilities:
Swap contracts	$—	$271
Option contracts	$—	$76
Forward contracts	$197	$—
(ii)Cash flow hedges
The Company has sought to reduce the price risk on the expected future sale of power generation at the Sandy Ridge, Senate, Minonk, and Shady Oaks II Wind Facilities by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)	Pay floating price (per MW-hr)
2,479,234	December 2031	$23.50	NI HUB
4,822,668	September 2030	$24.54	Illinois Hub
577,686	December 2028	$33.03	PJM Western HUB
2,682,564	December 2027	$24.20	NI HUB
2,136,795	December 2027	$36.46	ERCORT North HUB
Upon the acquisition of the Sugar Creek Wind Facility (note 3(c)), the Company redesignated a long-term energy derivative contract to mitigate the price risk on the expected future sale of power generation. The fair value of the derivative on the redesignation date will be amortized into earnings over the remaining life of the contract.
The Company provides energy requirements to various customers under contracts at fixed rates. While the production from the Tinker Hydroelectric Facility is expected to provide a portion of the energy required to service these customers, AQN anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy. The Company designated a contract with a notional quantity of 46,664 MW-hours, a price of $38.95 per MW-hr and expiring in February 2022 as a hedge to the price of energy purchases. The Company also mitigates the risk by using short-term financial forward energy purchase contracts. These short-term derivatives are not accounted for as hedges and changes in fair value are recorded in earnings as they occur (note 21(b)(iv)).
In November 2020, upon the acquisition of Liberty Group Limited (formerly Ascendant Group Limited, "Ascendant"), the Company redesignated two interest rate swap contracts as cash flow hedges to mitigate the risk that LIBOR-based interest rates will increase over the life of Ascendant's term loan facilities. Under the terms of the interest rate swap contracts, the Company has fixed its LIBOR interest rate expense on $87,627 and $8,875 to 3.28% and 3.02%, respectively, on its two term loan facilities. The fair value of the derivative on the redesignation date will be amortized into earnings over the remaining life of the contract.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(ii)Cash flow hedges (continued)
The Company is party to a forward-starting interest rate swap in order to reduce the interest rate risk related to the quarterly interest payments between July 1, 2024 and July 1, 2029 on the $350,000 subordinated unsecured notes. The Company designated the entire notional amount of the pay-variable and receive-fixed interest rate swaps as a hedge of the future quarterly variable-rate interest payments associated with the subordinated unsecured notes.
The Company was party to a 10-year forward-starting interest rate swap in order to reduce the interest rate risk related to the probable issuance of a 10-year C$135,000 bond. In 2019, the Company settled the forward-starting interest rate swap contract as it issued C$300,000 10-year senior unsecured notes.
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge:

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Effective portion of cash flow hedge	$(32,436)	$(2,085)	$(63,167)	$(12,890)
Amortization of cash flow hedge	(214)	(1,100)	(1,112)	(1,108)
Amounts reclassified from AOCI	859	(3,028)	40,132	(6,303)
OCI attributable to shareholders of AQN	$(31,791)	$(6,213)	$(24,147)	$(20,301)
The Company expects $1,427, $502 and $1,206 of unrealized gains and losses currently in AOCI to be reclassified, net of taxes into non-regulated energy sales, interest expense and derivative gains, respectively, within the next 12 months, as the underlying hedged transactions settle.
(iii)Foreign exchange hedge of net investment in foreign operation
The functional currency of most of AQN's operations is the U.S. dollar. The Company designates obligations denominated in Canadian dollars as a hedge of the foreign currency exposure of its net investment in its Canadian investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency loss of $178 and $446 for the three and six months ended June 30, 2021, respectively (2020 - loss of $1,269 and gain of $195, respectively) was recorded in OCI.
On May 23, 2019, the Company entered into a cross-currency swap, coterminous with the subordinated unsecured notes, to effectively convert the $350,000 U.S.-dollar-denominated offering into Canadian dollars. The change in the carrying amount of the notes due to changes in spot exchange rates is recognized each period in the unaudited interim consolidated statements of operations as loss (gain) on foreign exchange. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the notes. Upon the change in functional currency of AQN to the U.S. dollar on January 1, 2020, this hedge was dedesignated. The OCI related to this hedge will be amortized into earnings in the period that future interest payments affect earnings over the remaining life of the original hedge. The Company redesignated this swap as a hedge of AQN's net investment in its Canadian subsidiaries. The related foreign currency transaction gain or loss designated as a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. The fair value of the derivative on the redesignation date will be amortized over the remaining life of the original hedge. A foreign currency loss of $7,453 and $11,467 for the three and six months ended June 30, 2021, respectively (2020 - loss of $15,252 and gain of $19,583, respectively) was recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(iii)     Foreign exchange hedge of net investment in foreign operation (continued)
Canadian operations
The Company is exposed to currency fluctuations from its Canadian-based operations. AQN manages this risk primarily through the use of natural hedges by using Canadian long-term debt to finance its Canadian operations and a combination of foreign exchange forward contracts and spot purchases.
The Company’s Canadian operations are determined to have the Canadian dollar as their functional currency and are exposed to currency fluctuations from their U.S. dollar transactions. The Company designates obligations denominated in U.S. dollars as a hedge of the foreign currency exposure of its net investment in its U.S. investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency gain of $70 and $1,991 for the three and six months ended June 30, 2021 (2020 - gain of $1,023 and loss of $3,581) was recorded in OCI.
The Company was party to C$650,000 cross-currency swaps to effectively convert Canadian dollar debentures into U.S. dollars. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Renewable Energy Group's U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A gain of $6,534 and $13,274 for the three and six months ended June 30, 2021, respectively (2020 - gain of $16,642 and loss of $27,190, respectively) was recorded in OCI. During the six months ended June 30, 2021, the Renewable Energy Group settled the related cross-currency swap related to its C$150,000 debenture that was repaid (note 7(b)).
During the quarter, the Renewable Energy Group entered into a fixed-for-fixed cross-currency interest rate swap, coterminous with the senior unsecured debentures (note 7(b)), to effectively convert the C$400,000 Canadian-dollar-denominated offering into U.S. dollars. The Renewable Energy Group designated the entire notional amount of the fixed-for-fixed cross-currency interest rate swap as a hedge of the foreign currency exposure of its net investment in its U.S. operations. The gain or loss related to the fair value changes of the swap are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A loss of $2,653 for the three and six months ended June 30, 2021 was recorded in OCI.
Chilean operations
The Company is exposed to currency fluctuations from its Chilean-based operations. The Company's Chilean operations are determined to have the Chilean peso as their functional currency. Chilean long-term debt used to finance the operations is denominated in Chilean Unidad de Fomento.
(iv)Other derivatives
Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes.
In 2020, the Company executed on currency forward contracts to purchase in total $682,500 for approximately C$923,243 in order to manage the currency exposure to the Canadian dollar shares issuance.
For derivatives that are not designated as hedges, the changes in the fair value are immediately recognized in earnings.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(iv)Other derivatives (continued)
The effects on the unaudited interim consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Change in unrealized gain (loss) on derivative financial instruments:
Energy derivative contracts	$(2,305)	$449	$(2,627)	$627
Total change in unrealized gain (loss) on derivative financial instruments	$(2,305)	$449	$(2,627)	$627
Realized gain (loss) on derivative financial instruments:
Energy derivative contracts	196	(549)	359	(681)
Total realized gain (loss) on derivative financial instruments	$196	$(549)	$359	$(681)
Loss on derivative financial instruments not accounted for as hedges	(2,109)	(100)	(2,268)	(54)
Amortization of AOCI gains frozen as a result of hedge dedesignation	755	1,489	2,003	1,500
	$(1,354)	$1,389	$(265)	$1,446
Amounts recognized in the consolidated statements of operations consist of:
Gain (loss) on derivative financial instruments	$(1,354)	$1,389	$(265)	$1,446
(c)Risk management
In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view of mitigating these risks to the extent possible on a cost-effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes.
This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk and liquidity risk, and how the Company manages those risks.
22.Comparative figures
Certain of the comparative figures have been reclassified to conform to the unaudited interim consolidated financial statement presentation adopted in the current period.